SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM starts flight from Rio de Janeiro to Frankfurt from August 10th

There will be five flights per week, operated by Airbus A330 aircraft, with capacity for 223 passengers

São Paulo, June 14, 2010 – TAM Linhas Aéreas will start on August 10th the operation of its new international long distance route, connecting Rio de Janeiro to Frankfurt, in Germany. There will be five flights per week, operated by modern A330 aircrafts configured in three different service classes, being four seats in the First Class, 36 seats in the Executive Class and 183 seats in the Economic Class, totalizing 223 seats for passengers.

The flights between Rio de Janeiro and Frankfurt will be schedule in prime time, ensuring more comfort and convenience to passengers, especially on business travels. From August 10th, the flight JJ 8072 will take off from the Tom Jobim (Galeão) International Airport, in Rio de Janeiro, at 09:48p.m. and it will land in Frankfurt at 02:40p.m. (local time). The return travel will take place in flight JJ 8073, which starts being operated on August 11th, taking off from Frankfurt at 10:40p.m. (local time) and arriving in Rio de Janeiro at 06:09a.m.

TAM’s Commercial and Planning Vice-President, Paulo Castello Branco, explains: “We will increase our offer to Frankfurt with the two new A330 aircrafts that we ordered to meet the strong demand of passengers to this important business center in Europe, as shown in the high load factor rates registered by our flight between São Paulo (Guarulhos) and Frankfurt, launched in November 2007 and that in these two and a half years has presented load factor in level of 80% in the monthly average. In the first five months of this year, the monthly average load factor increased to 82%.”

Castello Branco stresses that “with this new route connecting Rio de Janeiro directly to Frankfurt, we are expanding our operations in Galeão. From this airport, which is our second center of international connections, we operate direct flights to Europe (Paris), United States (New York and Miami) and South America (Buenos Aires), besides Santiago and Caracas, with stop over in Guarulhos.” Galeão is also the Company’s third hub in the domestic market, allowing passengers from several Brazilian cities travelling to Frankfurt, with connection in Tom Jobim Airport.

Passengers flying in TAM’s First and Executive Classes can use the company’s VIP room in Galeão and Frankfurt airports, with areas for resting, entertainment and work stations. The company also offers transfer to these customers free of charge in private car in the city of Frankfurt. Besides, all passengers can use the free mobile phone rental service, in which the customer pays only for the calls made.

Round trip air tickets between Rio de Janeiro and Frankfurt are already available for sale on TAM's reservation systems and they cost from US$ 981* in the Economic Class and US$ 3,932* in the Executive Class.

* amounts without included fees, subject to adjustments and availability of seats and characteristics of the flight, like time of stay in the destination for instance.

Flight No.
	Rio de Janeiro (Galeão)	Frankfurt

Aircraft

Frequency

JJ 8072	09:48p.m.	02:40p.m.	Airbus A330	Tue, Wed, Fri, Sat and Sun.

Flight No.
	Frankfurt	Rio de Janeiro (Galeão)

Aircraft

Frequency

JJ 8073	10:40p.m.	06:09p.m.	Airbus A330	Mon, Wed, Thu, , Sat and Sun.

* local time

Relações com Investidores: Tel.: (55) (11) 5582-9715 Fax: (55) (11) 5582-8149 invest@tam.com.br www.tam.com.br/ri	Assessoria de Imprensa: Relações com Imprensa www.tam.com.br www.taminforma.com.br MVL Comunicação Tel.: (55) (11) 3594- 0328 equipetam@mvl.com.br

About TAM:

We are a member of star alliance and have been the leader in the Brazilian domestic market for more than four years, and held a 42.1% domestic market share and 85.4% international market share in April 2010. We operate regular flights to 43 destinations throughout Brazil and we serve 82 different cities in the domestic market through regional alliances. Operations abroad include our flights to 18 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 72 other destinations in the U.S., Europe and South America. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 6.9 million subscribers and has awarded more than 10.6 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.